Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

From: Steve Fanning

Sent: Monday, July 07, 2008 3:11 AM

To: All-Employees

Subject: Announcement: Thermage Acquired Reliant Technologies

We are pleased to share with you some exciting news. This morning, Thermage took an important step in further strengthening our position in the competitive aesthetic equipment industry by acquiring Reliant, a leader in skin resurfacing and rejuvenation. We are very enthusiastic about the results that the combined company can achieve and the opportunities it will afford our employees, shareholders and customers. Reliant is an ideal partner for Thermage as we look to increase our growth in the global aesthetics market. Our decision was influenced by many factors:

•	Reliant has strong brand recognition, recent success launching innovative new products and a technology that is an excellent complement to Thermage procedures.

•	By integrating these two market leading companies, we will have additional resources and expertise, and complementary technology in two of the fastest growing areas in aesthetics.

•	Importantly, the acquisition will enable our combined organization to increase the selling opportunity at our current call point.

•

These advantages, combined with our current strengths, position us to deliver more compelling and innovative products to meet market demands delivered with our traditional exceptional customer service and support.

We realize that events of this kind can spark uncertainty and concern, but be assured that any actions we undertake regarding your future will be as transparent as possible. While it will be necessary to eliminate redundancy among the two companies as a result of this transaction, we do not currently anticipate significant reductions in Thermage headcount or changes to reporting relationships. The combined company will retain the Thermage name and the Thermage management team, and our executive offices will remain in Hayward, California. We plan to update you on the progress of the transaction on a regular basis.

This transaction is expected to close by the end of 2008 and until then, it will be full-speed ahead with all of our business objectives. The goals we have established will not change, and it is more important than ever that we continue to drive our sales and promotional programs, and product development initiatives on schedule and with a sense of urgency.

Our congratulations and thanks go out to every Thermage employee. Since our company was founded in 1995, Thermage employees have worked tirelessly to make our company a global leader, establishing a strong brand associated with unique, trusted and industry-leading products and exceptional customer service. With your help, we will lead our company through a new and exciting phase in which we combine our resources with Reliant’s and use these expanded capabilities to enhance our competitive position in the growing aesthetic field. These will be exciting times.

We will share additional details with you at an All-Hands meeting at 9:00 a.m. (PDT), followed by a conference call for field employees. We will continue to be as proactive as possible in communicating the transition and integration process. In the meantime, please do not hesitate to ask any questions you might have to your supervisor, our HR team, or to myself. Thank you all for your continued support.

Steve

Thermage

Reshaping Your Future

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.